

June 18, 2012

<u>Via E-Mail</u>
Mr. David I. Rainer
President and Chief Executive Officer
CU Bancorp
15821 Ventura Blvd., Suite #100
Encino, CA 91436

  Re: CU Bancorp
    Amendment No. 2 to Registration Statement on Form S-4
    Filed June 15, 2012
    File No. 333-180739

Dear Mr. Kanas:

  We have reviewed your filing and response letter dated June 15, 2012 and have the following comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

CU Bancorp and PC Bancorp, page 241

2.   We note your disclosure that "CU Bancorp is not yet, but has applied to the FRB to become, a registered bank holding company." Please reconcile this disclosure with the disclosure on page 12 that all regulatory approvals have been received. Please make conforming changes throughout the prospectus.

Signature Page

3.   In future filings, please identify Ms. Schoenbaum as your principal accounting officer, if accurate.

Exhibits

4.   Please file Exhibit 21.1; the exhibit index indicates that it has been filed.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney